Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1

TC BioPharm (Holdings) plc

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Income/(Loss) and Total Comprehensive Income/(Loss)

		Six months ended
		June 30,	June 30,
		2022	2021
	Notes	£	£

Revenue	3	989,330	989,330
Research and development expenses		(3,698,142)	(2,907,758)
Administrative expenses		(4,077,671)	(885,280)
Administrative expenses – costs related to preparing for a listing		(1,133,099)	-
Total operating expenses, net		(8,908,912)	(3,793,038)
Other income	4	54,002	5,946
Change in fair value of convertible loan derivatives		6,943,594	-
Change in fair value of warrants		10,537,611	-
Change in fair value of other derivative liabilities		(3,832,379)	-
Finance income – interest		4	21
Finance costs	5	(5,990,592)	(362,958)
Loss before tax		(207,342)	(3,160,699)
Income tax credit	6	720,000	512,507
Net income/(loss) for the period and Total comprehensive income/(loss)		512,658	(2,648,192)

Basic income/(loss) per share	7	0.93	(6.79)
Diluted income/(loss) per share		0.76	(6.79)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

2

TC BioPharm (Holdings) plc

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Financial Position as at

		June 30, 2022	December 31, 2021
	Notes	£	£
Assets
Non-current assets
Intangible assets		520,553	483,577
Right of use assets		1,287,235	1,385,524
Property, plant and equipment		1,945,450	2,298,655
Total non-current assets		3,753,238	4,167,756

Current assets
Trade and other receivables	8	1,695,291	881,953
Corporation tax receivable		2,127,199	1,407,199
Cash and cash equivalents		5,997,297	1,566,688
Total current assets		9,819,787	3,855,840
Total assets		13,573,025	8,023,596

Equity
Share capital	14	395,638	195,476
Share premium	14	16,027,724	-
Other reserves		16,710,757	16,710,757
Accumulated deficit		(32,115,218)	(33,465,282)
Total equity		1,018,901	(16,559,049)

Non-current liabilities
Deferred income		1,865,872	1,865,873
Lease liabilities and similar	13	1,964,509	2,136,875
Total non-current liabilities		3,830,381	4,002,748

Current liabilities
Deferred income		989,330	1,978,660
Trade and other payables	9	3,641,912	4,103,615
Convertible loan notes	10	1,047,109	6,806,210
Convertible loan - derivative	10	-	6,925,654
Warrants - derivative	11	2,645,544	-
Lease liabilities and similar	13	399,848	765,758
Total current liabilities		8,723,743	20,579,897

Total liabilities		12,554,124	24,582,645
Total equity and liabilities		13,573,025	8,023,596

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

3

TC BioPharm (Holdings) plc

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Changes in Equity

		Share capital	Share premium	Other reserve	Accumulated deficit	Total equity
	Notes	£	£	£	£	£

As at January 1, 2021 (1)		194,580	-	16,347,704	(19,889,357)	(3,347,073)
Net loss for the period		-	-	-	(2,648,192)	(2,648,192)
Issue of share capital, net	14	896		363,053	-	363,949
As at June 30, 2021		195,476	-	16,710,757	(22,537,549)	(5,631,316)

As at January 1, 2022		195,476	-	16,710,757	(33,465,282)	(16,559,049)
Net income for the period		-	-	-	512,658	512,658
Recognition of share-based payment costs	15	-	-	-	837,406	837,406
Issue of share capital, net	14	200,162	16,027,724	-	-	16,227,886
As at June 30, 2022		395,638	16,027,724	16,710,757	(32,115,218)	1,018,901

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

(1)	Share capital, Share premium and Other reserves in the table above have been adjusted to give retrospective effect to the Group’s corporate reorganization. Further details of the effects of this reorganization are provided in Note 1.

4

TC BioPharm (Holdings) plc

Unaudited Condensed Consolidated Interim Financial Statements

Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended	Six Months Ended
	June 30, 2022	June 30, 2021
	£	£
Cash flows from operating activities
Loss before tax	(207,342)	(3,160,699)
Adjustments for:
Depreciation	361,664	396,528
Amortization of intangible assets	36,145	30,583
Amortization of right of use assets	98,289	98,289
Change in fair value of derivative liability	(6,943,594)	-
Change in fair value of warrant liability	(10,537,611)	-
Change in fair value of other derivative liabilities	3,832,379	-
Share-based payment expense	837,406	-
Net foreign exchange (gains)/losses	(54,002)	8,051
Finance income	(4)	(21)
Finance costs	5,990,592	362,958
Movements in working capital:
Decrease in deferred income	(989,330)	(989,330)
(Increase)/decrease in trade and other receivables	(813,253)	100,096
Increase in trade and other payables	(370,774)	1,338,513
Cash used in operations	(8,759,435)	(1,815,032)

Interest paid	(135,807)	(131,966)
Interest received	4	21
Net cash flows used in operating activities	(8,895,238)	(1,946,977)

Cash flows from investing activities
Purchase of property, plant and equipment	(8,459)	(1,950)
Purchase of intangible assets	(73,121)	(58,961)
Net cash flows used in investing activities	(81,580)	(60,911)

Cash flows from financing activities
Repayment of lease liabilities	(538,275)	(214,815)
Receipt from issuance of convertible loan (net of issue costs)	18,110	1,500,000
Repayment of convertible loan	(1,936,360)	-
Proceeds from sale of warrants	13,092,139	-
Proceeds of sale of own shares	2,915,284	285,107
Share issue costs	(381,182)	(21,160)
Net cash flows from financing activities	13,169,716	1,549,132

Net increase/(decrease) in cash and cash equivalents	4,192,898	(458,756)

Foreign exchange movements on cash and cash equivalents	237,711	(1,272)
Cash and cash equivalents at the beginning of the period	1,566,688	748,015

Cash and cash equivalents at the end of the period	5,997,297	287,987

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

5

TC BioPharm (Holdings) plc

Unaudited Condensed Consolidated Interim Financial Statements

Notes to the Financial Statements

1. Accounting policies

General information

TC BioPharm (Holdings) plc (“TC BioPharm” or the “Company”) is incorporated as a Public limited company, limited by shares, in Scotland and domiciled in the United Kingdom (registration number: SC713098) and has the following wholly owned subsidiaries TC BioPharm Limited, TC BioPharm (North America) Inc. and TC BioPharm BV (together the “Group”). The registered office is: Maxim 1, 2 Parklands Way, Holytown, Motherwell, Lanarkshire, Scotland, ML1 4WR.

The principal activity of the Group is as a clinical stage immuno-therapy company pioneering commercialization of allogeneic, ‘off-the-shelf’ gamma-delta T cell (‘GD-T’) therapies, ranging from unmodified GD-T therapies to treat haematological cancers and viral infections, to sophisticated proprietary GD-T CAR-T products designed to reach and treat solid tumors.

TC BioPharm (Holdings) plc was incorporated on October 25, 2021. On December 17, 2021, all shareholders in TC BioPharm Limited and holders of convertible loan notes in TC BioPharm Limited exchanged their shares and convertible loan notes for the same number and classes of newly issued shares and/or convertible loan notes in TC BioPharm (Holdings) plc and, as a result, TC BioPharm Limited became a wholly owned subsidiary of TC BioPharm (Holdings) plc. The corporate reorganization has been accounted for as a business combination under common control and therefore, TC BioPharm (Holdings) plc is a continuation of TC BioPharm Limited and its subsidiaries. The corporate reorganization has been given retrospective effect in these consolidated financial statements, which represent the consolidated financial statements of TC BioPharm (Holdings) plc. All TC BioPharm Limited share options granted to directors and employees under share option plans that were in existence immediately prior to the reorganization were exchanged for share options in TC BioPharm (Holdings) plc on a one-for-one basis with no change in any of the terms or conditions.

On December 17, 2021 and subsequent to the group reorganization, the Company undertook a share split such that one issued ordinary share was exchanged for ten new ordinary shares. As a result of the share split, all references in these consolidated financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the forward share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

The Company’s American Depositary Shares (“ADSs”) began trading on the Nasdaq Capital Market under the ticker symbol “TCBP” on February 10, 2022, following its initial public offering (“IPO”). As part of the IPO, the Company, issued 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million. Funding costs of $3.0 million including underwriter fees were incurred. On February 10, 2022, TC BioPharm (Holdings) plc issued 63,280 American Depositary Shares (“ADSs”) representing 63,280 ordinary shares with nominal value of £31,640 and warrants to buy 126,560 ADSs on conversion of loan notes totaling $13.4 million. Between June 7, 2022 and June 8, 2022, the Company issued and sold 230,000 ADSs representing ordinary shares generating proceeds of $4.6 million before deductions for offering expenses of approximately $0.78 million.

On November 18, 2022 the Company undertook a reverse share split such that fifty issued ordinary share were exchanged for one new ordinary share. As a result of the share split, all references in these unaudited condensed consolidated interim financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented. In addition, the exercise prices and the numbers of ordinary shares issuable upon the exercise of any outstanding options to purchase ordinary shares were proportionally adjusted pursuant to the respective anti-dilution terms of the share-based payment plans.

Basis of preparation

The unaudited condensed consolidated financial statements for the six months ended June 30, 2022 and June 30, 2021 have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (IAS 34). The accounting policies and methods of computation applied in the preparation of the interim financial statements are consistent with those applied in the Group’s annual financial statements for the year ended December 31, 2021.

The unaudited condensed consolidated financial statements do not include all of the information required for the full annual financial statements and should be read in conjunction with the consolidated financial statements of the Group for the year ended December 31, 2021.

The unaudited condensed consolidated Group financial statements have been prepared under the historical cost basis and are presented in pounds sterling which is the Group’s and parent’s functional and presentation currency. All values are rounded to the nearest pound, except where otherwise indicated.

6

Going concern

Since incorporation the Group has been focused on the development of therapeutic products based around its gamma delta T cell platform technology, with the objective of conducting clinical trials to demonstrate safety and efficacy and eventually being granted regulatory approval to market and sell its products. This activity was expected to be several years in development and has involved considerable expenditure to date on carrying out research and development and conducting clinical trials. In common with most development and/or clinical stage biotechnology companies, the Group has not yet generated any revenues from sales of products, but has obtained cash to finance its research, development and clinical trial activities from equity, debt and grant financings and from receipts from partners under collaborative co-development agreements (totaling £72 million since inception). The Group is expected to continue in this clinical development phase for a number of years before any product becomes marketable. The Group therefore expects to continue to incur significant losses in the foreseeable future.

As at June 30, 2022, the Group had an accumulated deficit of £32.1 million. It experienced an outflow of cash from operating activities during the six months ended June 30, 2022, of £8.9 million, and expects to incur continued outflow of cash for the foreseeable future. Net income/(losses) incurred for the six months ended June 30, 2022, and 2021, amounted to £0.5 million and (£2.6) million, respectively.

As at June 30, 2022, the Group’s cash and cash equivalents amounted to £6.0 million, current assets amounted to £9.9 million and current liabilities (excluding amounts which may become payable under its Convertible Loan Notes and Warrant derivative liabilities) amounted to £5.0 million.

The Group raised $17.5 million (£12.8 million), $14.5 million (£10.6 million) net of all commissions, costs and expenses) through the completion of an initial public offering of its ADS and Warrants on Nasdaq (IPO) in February 2022 and raised a further $4.6 million (£3.7 million), $3.8 million (£3.0 million) net of all commissions, costs and expenses) through the completion of a follow-on offering in June 2022.

In November 2022, TC BioPharm (Holdings) plc raised $7.4 million (£6.2 million), $6.6 million (£5.5 million) net of all commissions, costs and expenses, through the completion of a private placement of its ADS and Warrants.

On November 30, 2022, the Group had cash on hand of $7.9 million (£6.5 million), which will not be sufficient to enable the Group to meet the cash requirements required to enable it to conduct its business plan through the going concern period (being to December 31, 2023) (“Going Concern Period”). With existing resources, we expect to be able to fund current operations to May 2023.

In common with many clinical development stage biotechnology companies our future liquidity needs, and ability to address them, will largely be determined by the availability of capital, both generally and in particular to fund our product candidates and key development and regulatory projects. As a pre-revenue biotechnology company, we have financed our operations though continuously raising capital; and we expect to continue having to raise capital routinely on the capital markets, taking advantage of our public listing. The Group are currently and continuously progressing various funding options to fill our projected working capital gap, including the current short-term requirements, which could be in the form of an equity raise or other forms of financings such as debt funding, collaborations or licensing arrangements.

We believe that our ongoing financing initiatives should improve our net short-term working capital position sufficiently to provide sufficient capital to finance planned operations through 2023, and thereafter we would expect to be in a position to raise significantly greater capital as our clinical program progresses. However, there can be no certainty that these initiatives will be successful and, if they are not, management will seek to deploy alternative plans, which could have a potentially significant negative impact on shareholder and asset value. Such plans could include all or any of the following: raising additional capital through low priced and/or complex equity and/or debt financings; entering transactions involving sales, joint venturing or licensing of intellectual property; reducing and/or deferring discretionary spending on research and development or clinical programs; restructuring our operating model to take advantage of our manufacturing capability to generate short term revenues; reducing our cash burn rate through reduction in planned operating costs.

The accompanying unaudited condensed consolidated interim financial statements have been prepared in conformity with IFRS as issued by IASB, which contemplate continuation of the Group as a going concern (having adequate working capital to maintain operations through the Going Concern Period). In common with many clinical stage development enterprises, the Group has not established a source of revenues sufficient to cover its operating costs, and as such, has been dependent on ongoing funding operations primarily through ongoing initiatives to sell securities via its Nasdaq listing, commercial partnerships, and/or grants. The Group expects to require substantially more capital to fund its clinical, development and operational requirements, and therefore incur further losses over the next several years as it develops its clinical products towards the market. The Group has utilized, and expects to continue to utilize, substantial amounts of funding to implement its business strategy. Although the completion of the IPO on Nasdaq was a major milestone for the Group, as it opens much wider avenues to raise future finance, the market conditions were such that the initial and subsequent funds raised are less than was initially targeted, and the proceeds of the offerings alone are not adequate to finance the Group’s clinical and product development programs through the Going Concern Period. Nonetheless the proceeds of the offerings, together with the anticipated proceeds from ongoing and future fund-raising activities, cause management to believe that the Group will have sufficient liquidity to fund its operations through the Going Concern Period, and, on that basis, management continues to view the Company as a going concern.

Notwithstanding this, management recognizes, that there is uncertainty surrounding the ability of the Group to implement successfully the funding activities required to maintain operations through the Going Concern Period, and immediately beyond. The quantum and timing of such funding is also uncertain. If the Group is unable to maintain adequate liquidity, future operations will need to be scaled back or discontinued. These conditions raise material uncertainty about the Group’s ability to provide support and therefore may cast significant doubt on the Company’s ability to continue as a going concern. The Group’s unaudited condensed consolidated interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7

Adoption of New Accounting Standards

There have been no recent new accounting standards that have had an impact on the unaudited condensed consolidated financial statements.

Convertible loan

The Company established a $20.0 million convertible loan note instrument (see note 10, “Convertible loan”) in April, 2021. During the period to June 30, 2022, the Group converted loan notes totaling $13,447,012 (£9,861,405) in to ordinary shares and warrants over ordinary shares and repaid US dollar denominated convertible loan notes totaling $2,363,687 (£1,936,360).

The convertible loan has been recognized as a hybrid financial instrument and accounted for as two separate components: (i) a loan and (ii) an embedded conversion option derivative.

(i)	The convertible loan’s initial fair value is the residual amount of the consideration received, net of attributable costs, after separating out the fair value of the embedded conversion option derivative. The loan is subsequently measured at its amortized cost in accordance with IFRS 9 – Financial Instruments. It is presented as a financial liability in the Statement of Financial Position.

(ii)	The embedded conversion option derivative was initially measured at fair value and is subsequently remeasured to fair value at each reporting date. Under IAS 32 Financial Instruments: Presentation, this derivative could have been classified as a component of equity only if in all cases the contract would be settled by the Company delivering a fixed number of its own equity instruments in exchange for a fixed amount of cash or debt redemption. However, the convertible instrument included a conversion feature resulting in settlement in a variable number of shares and consequently, none of the instrument comprises an equity component. As a result, the derivative is presented in the statement of financial position as a liability in accordance with IFRS 9 and IAS 32. Changes in the fair value (gains or losses) of the derivative at the end of each period are recorded in the unaudited condensed consolidated statements of comprehensive income/(loss).

Warrant liability

On February 10, 2022, TC BioPharm (Holdings) plc completed an initial public offering on Nasdaq, issuing 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million (£12.8 million). The convertible loan notes totaling $13,447,012 (£9,861,405) converted into 63,280 ordinary shares and 126,560 warrants over ordinary shares.

ADSs and warrants are considered two freestanding financial instruments because each can be traded separately. The exercise price of the Warrants is $4.25 per ADS and will expire on the sixth anniversary of the date of issuance. The exercise price is subject to standard anti-dilutive adjustments in the event of certain stock splits, stock combinations, stock dividends or recapitalizations.

Given the warrants include a net settlement clause and the exercise (or strike) price of the warrants is denominated in a foreign currency ($) other than the Company’s functional currency, management concluded that, in line with IAS 32 Financial Instruments: Presentation, the warrants will be accounted for as derivative financial instruments and presented as a liability on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of comprehensive income/(loss).

The relative fair values of the derivative liability and the equity component will be calculated and based on the actual transaction price, will be allocated to the equity and the liability components using the relative fair value method.

Initial public offering (IPO) related expenses

Incremental costs deemed to be incurred and directly attributable to the planned offering of securities were held as prepayments prior to being deducted from the related proceeds of the offering in due course. Costs that relate to the stock market listing or are otherwise not incremental and directly attributable to issuing new shares, are recorded as an expense in the statement of comprehensive income. Costs that relate to both share issuance and listing are allocated between those functions on a rational and consistent basis. In the absence of a more specific basis for apportionment, an allocation of common costs based on the proportion of new shares issued to the total number of (new and existing) shares listed has been used.

8

2. Critical accounting estimates and judgements

In the application of the Group’s accounting policies, management are required to make judgements, estimates and assumptions about the carrying amount of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised where the revision affects only that period, or in the period of the revision and future periods where the revision affects both current and future periods.

Judgements made in applying accounting policies other than those involving estimations

Going Concern

Our evaluation of our ability to continue as a going concern requires us to evaluate our future sources and uses of cash sufficient to fund our currently expected operations in conducting research and development activities one year from the date our consolidated financial statements are issued. We evaluate the probability associated with each source and use of cash resources in making our going concern determination. The research and development of cell therapies is inherently subject to uncertainty.

Management believes that its existing cash balances will be able to fund current operations to May 2023 and when coupled with planned further financings during 2023 cash balances will be sufficient to fund the current operating plans for at least the twelve month period following the filing date of these unaudited condensed consolidated interim financial statements. Should the additional planned financings not occur as expected, management will implement alternative arrangements and such arrangements could have a potentially significant negative impact on the current net asset value of the Group. These alternatives include: (1) raising additional capital my means other than those planned through equity and/or debt financings; (2) entering into new commercial relationships to help fund future clinical trial costs (i.e. licensing and partnerships); (3) reducing and/or deferring discretionary spending on general corporate overheads and one or more of our research and development and / or clinical programs; and/or (4) restructuring operations to change our overhead structure and make use of our manufacturing facilities to generate revenues from through third party manufacturing contracts. In the medium term the Company’s future liquidity needs, and ability to address those needs, will largely be determined by the success of its product candidates and key development and regulatory events and its decisions in the future.

Further detail about the Company’s ability to continue as a going concern are described in Note 1 to the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2022.

Revenue from contracts with customers

Identification of contracts with pharma partners

The Group has entered into collaboration agreements with a number of parties. Application of IFRS 15 “Revenue from contracts and customers” on collaboration agreements requires judgement around whether these contracts were within the scope of IFRS 15.

The Group’s core business is around researching and developing immunotherapies and collaborative agreements entered into with pharma partners are consistent with those objectives and the outputs are in line with the Group’s ordinary activities.

The contracts with pharma partners do not involve sharing the risks and benefits of a joint arrangement in the sense of IFRS 11 “Joint arrangements”.

In light of the nature of the work being undertaken with pharma partners, and the fact that these agreements have commercial substance with clearly defined milestones and rights and obligations for each party, management has concluded that these collaboration agreements meet the definition of a contract with a customer and fall within the scope of IFRS 15.

Identification of performance obligations in contracts

The collaboration agreements entered into by the Group include obligations to fulfil the research and development programs. Management identified, from reviews of the relevant agreements, that there are no specific obligations but an implied performance obligation to deliver each overall contracted research and development program. Reflecting the broad nature of these obligations, spanning the full duration of the contract, the obligations are satisfied over the expected duration of the relevant contract.

Determination and allocation of the transaction price

The collaboration agreements include a number of elements of consideration and are allocated to the satisfaction of the relevant obligation.

The Group can receive upfront payments as part of the consideration. The Group has determined that upfront payments are in connection with the performance of the research and development program and are satisfied during the duration of the contract.

The business is entitled to receive contractual milestone payments on achievement of certain performance obligations, with revenue being recognized in the same way. The relevant transaction price is allocated to the related milestone.

Assumptions about the future and other sources of estimation uncertainty

Revenue from contracts with customers

Timing of revenue recognition

Revenue from upfront payments in connection with collaboration agreements is recognized over the estimated term over which the services promised will be provided. This term was estimated by management at the inception of each contract and evaluated for the period ended June 30, 2022. The estimated time to complete as at June 30, 2022 is 17 months.

Due to the uncertainty around the time to complete multi-year collaboration programs it is possible that the estimated terms may be extended. If the estimated term of the current contracts had been adjusted by one year, then it would be expected that the corresponding revenue for the six month period to June 30, 2022 would have decreased by £339,201 and deferred income liabilities would have increased by £339,201 as at June 30, 2022. The business is entitled to receive contractual milestone payments on achievement of certain performance obligations. Due to significant uncertainties associated with the achievement of contractual milestones, no revenue has been recognized in relation to potential future milestone receipts and these will be recognized when the milestones are certain to occur.

9

Valuation of ordinary shares

In the period prior to become a listed Company on Nasdaq on February 10, 2022, there had been no public market for the Group’s ordinary shares, the estimated fair value of the ordinary shares in the financial periods prior to February 10, 2022 has been determined by management, considering the most recently available third-party valuations of the Group’s ordinary shares, and the assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant.

After considering the Market Approach, the Income Approach and the Asset-based Approach, we utilized the Market Approach to determine the estimated fair value of our ordinary shares based on management’s determination that this approach was most appropriate for a clinical-stage biopharmaceutical company at this point in its development, using the option-pricing method (“OPM”). Consideration was given to the American Institute of Certified Public Accountants’ Practice Aid: “Valuation of Privately-Held Company Equity Securities Issued as Compensation”, the likelihood of completing an IPO and recent transactions with investors.

As a public trading market for our ordinary shares has now been established in connection with the completion of the IPO, the fair value of our ordinary shares in connection with our accounting for embedded derivatives, warrants and share-based payment expenses will be determinable by reference to the trading price of our ordinary shares on Nasdaq.

Valuation of warrants

At the time of issue of the warrants at the IPO date there was no trading history, as such the Group determined that a more appropriate method for calculating the estimated fair value of the warrants at the point of recognition was using a Black Scholes option pricing model.

The Group determined the share price used in the fair value calculation in line with the methods discussed in Note 2 in connection with the ‘Valuation of ordinary shares’. As a recently listed entity, the Group’s share price does not have sufficient historical volatility to adequately assess the fair value of the embedded derivative. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 80% was appropriate for the valuation of embedded derivatives in in existence as at June 30, 2022.

As a public trading market for our listed warrants has now been established in connection with the completion of the IPO, under the ticker symbol ‘TCBPW’, the fair value of our listed warrants will be determinable by reference to the trading price of the warrants on Nasdaq.

With respect to our unlisted warrants that are in issue, in the absence of any trading history, the Group determined that the most appropriate method for calculating the estimated fair value of the warrants at the reporting date was using a Black Scholes option pricing model.

Share option and other share-based payment assumptions

The determination of the value of share-based payments requires management to use professional expertise to arrive at assumptions to be used to calculate the value of the share-based payment. The estimated fair value of the options outstanding in the period was calculated by applying a Monte Carlo Simulation for those options issued in 2021 and a Black Scholes Model for those options issued in 2022 and periods prior to 2021. The most appropriate approach is selected with reference to the share capital structure at the time of grant and the directors need to use judgement in setting the key assumptions. Further details are included in Note 15.

The Group determines the share price used in the fair value calculation in line with the methods discussed in Note 2 in connection with the ‘Valuation of ordinary shares’. As a recently listed entity, the Group’s share price does not have sufficient historical volatility to adequately assess the fair value of the share option grants. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 80% was appropriate for the valuation of share options granted during the six months ended June 30, 2022. There were no share options granted in the six months ended June 30, 2021.

The expected life of the option, beginning with the option grant date, was used in valuing our share options. The expected life used in the calculation of share-based payment expense is the time from the grant date to the expected exercise date. The life of the options, which is a subjective estimate that can materially alter the valuation, depends on the option expiration date, volatility of the underlying shares and vesting features.

IFRS 2 “Share-based Payment” requires the use of the risk-free rate of the country in which the entity’s shares are principally held with a remaining term equal to the expected life of the option. This should also be the risk-free interest rate of the country in whose currency the exercise price is expressed. The Group has applied the appropriate risk-free rate, based on 4-year, 3-year and 2-year UK government bond yields as at the respective grant dates.

Convertible loan redemption date

The Group calculates the effective interest rate (“EIR”) to consider the potential repayment at redemption date by reference to the face value amount and including the 5% of interest rate in each relevant cash outflow period. At the time of a listing, 50% of the face value of loan notes in issue at the time (including interest accrued to date) converted to equity in the listed entity and 25% of the face value of the loan notes were repaid 90 days after the listing date. The remaining loan notes are repayable or convertible at the loan note holders’ option at 180 days after the listing date. For the purpose of calculating the EIR, management has used the listing date of February 10, 2022.

10

Embedded derivative assumptions

The estimated fair value of the embedded derivatives related to the issue of convertible loan notes at the point of recognition and at the period end was calculated by using a Black Scholes option pricing model.

The Group determined the share price used in the fair value calculation in line with the methods discussed in Note 2 in connection with the ‘Valuation of ordinary shares’. As a recently listed entity, the Group’s share price does not have sufficient historical volatility to adequately assess the fair value of the embedded derivative. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 80% was appropriate for the valuation of embedded derivatives in in existence as at June 30, 2022.

The expected life of the embedded derivative was directly linked to expected redemption dates of the convertible loan note, as noted above.

The Black-Scholes option pricing model requires the use of the risk-free rate of the currency in which the convertible loan note is denominated (US dollars). The Group has applied the appropriate risk-free rate, US treasury bond yields as at the respective redemption dates.

3. Revenue

	Six months ended
	June 30,	June 30,
	2022	2021
	£	£
Revenue from collaboration agreements	989,330	989,330

Collaboration agreements entered into by the Group provide for the entity to work with a partner to carry out collaborative research and development work.

Performance obligations around upfront payments are deemed to be satisfied over the estimated life of the services promised to be provided. As at June 30, 2022 the amount of the transaction price allocated to performance obligations that are unsatisfied totaled £2,855,202 (December 31, 2021: £3,844,532). The Group expects to recognize this revenue on a straight-line basis over the estimated life of the contract (six years). This method reflects the nature of the collaboration agreements which run for a multi-year period, recognizing the revenue in the period in which the research and development activities are performed.

4. Other income

	Six months ended
	June 30,	June 30,
	2022	2021
	£	£
Unrealized and realized exchange differences	54,002
Grant income	-	5,946
	54,002	5,946

Unrealized and realized exchange differences in the period relate to retranslation of the US dollar denominated convertible loan notes as at the period end.

Grant income received in the current and prior periods was represented by payments under the Coronavirus Job Retention Scheme.

11

5. Finance costs

	Six months ended
	June 30,	June 30,
	2022	2021
	£	£
Interest on lease liabilities	122,304	131,966
Other interest	13,503
Interest on convertible loan (Note 10)	5,854,785	230,992
	5,990,592	362,958

6. Income tax credit

The income tax credit recognized primarily represents the U.K. research and development tax credit. In the United Kingdom, the Company is able to surrender some of its losses for a cash rebate of up to 33.35% of expenditure related to eligible research and development projects.

7. Basic and diluted income/(loss) per share

	Six months ended
	June 30,	June 30,
	2022	2021
	£	£
Income/(loss) for the period	512,658	(2,648,192)
Basic weighted average number of shares outstanding (1)	551,923	390,202
Basic and diluted weighted average number of shares outstanding (1)	674,398	390,202

Basic income/(loss) per share	0.93	(6.79)
Diluted income/(loss) per share	0.76	(6.79)

(1)	On November 18, 2022, the Company undertook a reverse share split such that fifty issued ordinary shares were exchanged for one new share. The outstanding shares presented above reflect the fifty for one reverse share split.

Basic income/(loss) per share is calculated by dividing the income/(loss) for the period attributable to the equity holders of the Group by the weighted average number of shares outstanding during the period.

The following potential shares, presented to reflect the fifty for one reverse share split noted above are anti-dilutive and are therefore excluded from the weighted average number of shares for the purpose of diluted income/(loss) per share:

	Six months ended June 30,	Six months ended June 30,
	2022	2021
	Number of shares	Number of shares
Convertible loan notes – assuming all loan notes are converted to equity (including all warrants are fully exercised)	33,768	-
TC BioPharm Limited Enterprise Management Incentive Plan 2014	-	106,585
2021 Share Option Scheme	52,305	-
Warrants issued at the time of the IPO	318,443	-
Options to subscribe for ordinary shares at a future date based on certain clinical and commercial milestones	-	15,891
	404,516	122,476

8. Trade and other receivables: due within one year

	June 30, 2022	December 31, 2021
	£	£
Other receivables	23,481	-
VAT owed to the Group	134,297	70,650
Prepayments	1,537,513	811,303
	1,695,291	881,953

The fair value of trade and other receivables are not materially different to the book value.

12

9. Trade and other payables: due within one year

	June 30, 2022	December 31, 2021
	£	£
Trade payables	1,689,386	1,422,393
Other tax and social security	229,715	311,204
Accruals	1,685,480	2,330,582
Other payables	37,331	39,436
	3,641,912	4,103,615

The fair value of trade and other payables are not materially different to the book value.

10. Convertible loan

The following table summarizes the changes in the convertible debt instrument during the six month period to June 30, 2022:

	Residual loan	Embedded derivative	Total
	£	£	£

Balance at December 31, 2021	6,806,210	6,925,654	13,731,864
Loan notes issued in the period	170	17,940	18,110
Accrued interest	5,854,785	-	5,854,785
Conversion of loan notes	(9,861,405)	-	(9,861,405)
Repayment of loan notes	(1,936,360)	-	(1,936,360)
Fair value adjustment	-	(6,943,594)	(6,943,594)
Currency adjustment	183,709	-	183,709
Balance at June 30, 2022	1,047,109	-	1,047,109

The fair value of the residual loan is not materially different to the book value.

On February 10, 2022, 74% of the face value, totaling $13,447,012 (£9,861,405), of loan notes in issue at the time (including interest accrued to date) converted into 63,280 ordinary shares and 126,560 warrants over ordinary shares in the listed entity. In line with terms of the loan notes and at the loan note holders’ option, 25% of the face value of the loan notes outstanding at the IPO (after adjusting for noteholders who had converted in full at the IPO) were repaid 90 days after the listing date.

As the loan notes have two elements, the debt instrument and the conversion option which is accounted for as an embedded derivative liability, the fair value of the conversion option is calculated first and then subtracted from the fair value of the entire instrument net of issuance costs totaling.

When considering the fair value of the conversion option at the points of initial recognition management took into account the probability of a listing happening before maturity and what the expected fair value of the shares would be at the listing. The embedded derivative was measured at fair value on the date of issuance (based on the Black-Scholes valuation model).

The loan is subsequently measured at amortized cost. Management calculates the effective interest rate (“EIR”) to consider the potential repayment at redemption date by reference to the face value amount after taking into account the 5% of interest rate.

The value of the embedded derivative is remeasured at fair value at each reporting date (based on the Black-Scholes valuation model) with recognition of the changes in fair value in the consolidated statements of comprehensive income/(loss) in accordance with IFRS 9. The inputs associated with calculating the fair value of the embedded derivative are considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

The model inputs were as follows:

2022
Exercise price in USD	$212.50
Share price in USD	18.40
Time to maturity	One month
Expected volatility	80%
Risk free interest rate (US treasury bond)	0.08%
Dividend yield	-

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11. Warrants – derivative

The following table summarizes the changes in the warrant derivative liability during the six month period to June 30, 2022:

Embedded derivative
£

Balance at December 31, 2021	-
Fair value of warrants issued in the period	13,183,155
Fair value adjustment	(10,537,611)
Balance at June 30, 2022	2,645,544

On February 10, 2022, TC BioPharm (Holdings) plc completed an IPO on Nasdaq, issuing American Depositary Shares (“ADSs”) and warrants to buy ADSs. The ADSs and warrants are considered two freestanding financial instruments because each can be traded separately. The exercise price of the Warrants is $4.25 per ADS and will expire on the sixth anniversary of the date of issuance. The exercise price is subject to standard anti-dilutive adjustments in the event of certain stock splits, stock combinations, stock dividends or recapitalizations, and it is also subject to adjustment in certain events specified in the warrant agreement.

Given the warrants include a net settlement clause and the exercise (or strike) price of the warrants is denominated in a foreign currency ($) other than the Company’s functional currency, management concluded that the warrants should be accounted for as derivative financial instruments and presented as a liability on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of comprehensive income/(loss).

The relative fair values of the derivative liability and the equity component were calculated and based on the actual transaction price will be allocated to the equity and the liability components using the relative fair value method. A fair value of $1.13 per each warrant was identified at the IPO date of February 10, 2022. A fair value of $0.20 per each warrant has been identified as at the reporting date.

The inputs associated with calculating the fair value of the embedded derivative at recognition were considered to be Level 3 (inputs not based on observable market data) as defined by IFRS 7 – Financial instruments: Disclosures.

The model inputs were as follows:

February 10, 2022
Exercise price in USD	$212.50
Share price in USD	100.00
Time to maturity	Six years
Expected volatility	80%
Risk free interest rate (US treasury bond)	1.99%
Dividend yield	-

The value of the embedded derivative for the listed warrants is remeasured at fair value at each reporting date (based on the quoted price of the listed warrants ) with recognition of the changes in fair value in the consolidated statements of comprehensive income/(loss) in accordance with IFRS 9.

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12. Other derivative liabilities

The following table summarizes the changes in the warrant derivative liability during the six month period to June 30, 2022:

Embedded derivative
£

Balance at December 31, 2021	-
Change in fair value of embedded derivative liabilities	3,832,379
Reallocation of derivative liabilities to equity	(3,832,379)
Balance at June 30, 2022	-

Prior to completion of the Initial Public Offering, the issued share capital of TC BioPharm (Holdings) plc included outstanding A ordinary shares which carried the right in the form of an anti-dilution provision, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of implied by an issuance of new share.

The probability of a new issue at a price below £215.00 per share was considered remote as of December 31, 2021 and therefore the value of the anti-dilution provision was nil as the year end. In light of the IPO being planned at an issue price of $212.00 per share (£155.70 per share) the Company calculated the fair value of the anti-dilution rights and incurred a corresponding charge in the Income Statement.

Immediately prior to the completion of the offering, 24,693 ordinary shares were issued, under the terms of our Articles of Association to certain shareholders who, prior to the IPO, owned A ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. The corresponding fair value of the related embedded derivative was transferred to equity at the time of the issuance.

As part of the IPO share issue, TC BioPharm (Holdings) plc re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis and as such no anti-dilution provisions are included within the issued share capital.

13. Lease liabilities and similar

Maturity analysis of leases and similar

June 30, 2022	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	620,459	220,611	399,848
Between one year and five years	1,797,448	456,208	1,341,240
More than five years	669,569	46,300	623,269
	3,087,476	723,119	2,364,357

December 31, 2021	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	1,010,039	244,281	765,758
Between one year and five years	1,849,762	525,317	1,324,445
More than five years	893,077	80,647	812,430
	3,752,878	850,245	2,902,633

The balances relating to lease liabilities and similar can be further analyzed as follows:

Lease liabilities

June 30, 2022	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	451,559	213,181	238,378
Between one year and five years	1,789,398	456,144	1,333,254
More than five years	669,569	46,300	623,269
	2,910,526	715,625	2,194,901

December 31, 2021	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	768,839	227,630	541,209
Between one year and five years	1,793,412	523,560	1,269,852
More than five years	893,077	80,647	812,430
	3,455,328	831,837	2,623,491

The principal leasing activities undertaken by the Group relate to the lease of property for the business.

An incremental borrowing rate of 8.60% has been applied to leases during the reporting period. Total cash outflows in the period in relation to leases are noted in the cash flow statement.

15

Sale and leaseback arrangements

In addition, the Group undertakes some sale and leaseback transactions to secure financing. From a review of the sale and leaseback agreements, it is deemed that as no formal sale has occurred the Group continues to recognize the asset on the balance sheet with a corresponding liability stated at amortized cost. There were no gains or losses recognized on sale and leaseback transactions in the period.

June 30, 2022	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	168,900	7,430	161,470
Between one year and five years	8,050	64	7,986
	176,950	7,494	169,456

December 31, 2021	Undiscounted lease payments	Interest	Present value
	£	£	£
Not later than one year	241,200	16,651	224,549
Between one year and five years	56,350	1,757	54,593
	297,550	18,408	279,142

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Buildings £	Other £	Total £

At January 1, 2022	1,379,360	6,164	1,385,524
Charge for the period	(96,234)	(2,055)	(98,289)
At June 30, 2022	1,283,126	4,109	1,287,235

The following amounts are recognized in the consolidated statement of comprehensive income/(loss) :

	Six months ended June 30,	Six months ended June 30,
	2022	2021
	£	£
Amortization of right of use assets	98,289	98,289
Interest on lease liabilities	113,283	110,743
	211,572	209,032

16

14. Share capital and reserves

	June 30, 2022	December 31, 2021
	£	£

Share capital	395,638	195,476
Share premium	16,027,724	-
	16,423,362	195,476

	June 30, 2022	December 31, 2021
	Number (1)	Number
Authorized, allotted, called up and fully paid share capital comprises:
Ordinary shares of £0.50 each	791,278	356,260
A Ordinary shares of £0.50 each	-	34,692
Total Ordinary shares outstanding at the end of the period	791,278	390,952

	Number of	Share capital	Share premium
	shares (1)	£	£
Fully paid share capital:
Balance at December 31, 2021	390,952	195,476	-
Issue of Ordinary shares	400,326	200,162	16,027,724
Balance at June 30, 2022	791,278	395,638	16,027,724

(1)	On November 18, 2022 the Company undertook a reverse share split such that fifty issued ordinary shares were exchanged for one new. As a result of the reverse share split, all references in these unaudited condensed consolidated interim financial statements and accompanying notes to units of ordinary shares or per share amounts are reflective of the reverse share split for all periods presented.

On January 10, 2022, TC BioPharm (Holdings) Holdings Limited was re-registered as a public limited company (“plc”) with the name TC BioPharm (Holdings) plc.

Immediately prior to completion of the Initial Public Offering, TC BioPharm (Holdings) plc re-organized its share capital whereby all of the outstanding series A ordinary shares were re-designated as ordinary shares of TC BioPharm (Holdings) plc on a one for one basis. Immediately prior to the completion of the offering, a further 24,693 ordinary shares were issued, under the terms of our Articles of Association to certain shareholders who, prior to the IPO, owned A ordinary shares which carried the right, to subscribe at nominal value for a certain number of additional shares, calculated by reference to the pre-money valuation of the IPO. The fair value of the shares issued was £3.8 million.

On February 10, 2022, TC BioPharm (Holdings) plc issued 63,280 American Depositary Shares (“ADSs”) representing 63,280 ordinary shares with nominal value of £31,640 and warrants to buy 126,560 ADSs on conversion of loan notes totaling $13.4 million (£9.9 million).

On February 10, 2022, TC BioPharm (Holdings) plc completed an IPO on Nasdaq, issuing 82,353 American Depositary Shares (“ADSs”) representing 82,353 ordinary shares with nominal value of £41,176 and warrants to buy 189,412 ADSs for proceeds before expenses of $17.5 million (£12.8 million). Funding costs of $3.0 million (£2.2 million) including underwriter fees were incurred.

Between June 7, 2022 and June 8, 2022, the Company issued and sold 230,000 ADSs representing ordinary shares generating proceeds of $4,600,000 (£3,656,598) before deductions for offering expenses of approximately $780,000 (£620,032).

The ADSs and warrants are considered two freestanding financial instruments because each can be traded separately. The exercise price of the Warrants is $4.25 per ADS and will expire on the sixth anniversary of the date of issuance. The exercise price is subject to standard anti-dilutive adjustments in the event of certain stock splits, stock combinations, stock dividends or recapitalizations, and it is also subject to adjustment in certain events specified in the warrant agreement.

Given the warrants include a net settlement clause and the exercise (or strike) price of the warrants is denominated in a foreign currency ($) other than the Company’s functional currency, management concluded that the warrants should be accounted for as derivative financial instruments and presented as a liability on the consolidated statement of financial position with the changes in fair value recognized in the consolidated statement of comprehensive income/(loss).

The relative fair values of the derivative liability and the equity component was calculated and based on the actual transaction price was allocated to the equity and the liability components using the relative fair value method.

15. Share-based payments

Enterprise Management Incentive (EMI) share option scheme

The Company operates an HMRC Approved Enterprise Management Incentive (EMI) share option scheme for employees. Effective December 16, 2014, the Company approved a share option scheme under which the Board of Directors of the Company can award options to directors, officers, employees and consulting personnel of the Company. The Board of Directors will determine the terms, limitations, restrictions and conditions of the options granted under the plan.

17

The Company has granted options over shares to certain employees.

	Number of share options	Weighted average exercise price £

Outstanding at December 31, 2021	106,585	23.00
Granted during the period	-	-
Exercised during the period	-	-
Forfeited during the period	-	-
Outstanding at June 30, 2022	106,585	23.00

Exercisable at June 30, 2022	106,585	23.00
Unexercisable at June 30, 2022	-	-

The estimated fair value of the options outstanding in the period was calculated by applying a Monte Carlo Simulation for those options issued in 2021 and 2019 and a Black Scholes Model for those options issued in prior periods. The most appropriate approach is selected with reference to the share capital structure at the time of grant. The weighted average fair value of the options at the measurement date was £Nil (2021: £59.00). The expense recognized for share-based payments in respect of employee services received during the six months to June 30, 2022 is £Nil as all options were fully vested as of December 31, 2022 (six months to June 30, 2021: £Nil).

As a privately held company, the Company’s share price does not have sufficient historical volatility to adequately assess the fair value of the share option grants. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 75% was appropriate for the valuation of our share options.

As part of the valuation exercise reference was made to historical share issue prices, taking into account discounts for lack of control and marketability.

The options granted under the EMI share option scheme will typically vest between one and two years after the date of grant. The exception is options granted to senior management that vest immediately. As at the period end all options had fully vested. As at June 30, 2021 the unvested options would, under the agreed terms, vest within one year.

Upon vesting, each option entitles the holder to purchase one ordinary share at a specified option price determined at the grant date.

2021 Share Option Scheme

Effective immediately prior to completion of the IPO on February 10, 2022, the Company adopted a new share option scheme, or the 2021 Share Option Scheme, for the purpose granting share options to incentivize our directors, employees and consultants and the directors, employees and consultants of our subsidiary companies. The 2021 Share Option Scheme incorporates a sub-plan for option holders subject to taxation in the United States, or the 2021 U.S. Sub-Plan, to provide for the grant of U.S. qualified incentive options.

The Company has granted options over shares to certain employees and directors.

	Number of share options	Weighted average exercise price $

Outstanding at December 31, 2021	-	-
Granted during the period	52,305	212.00
Exercised during the period	-	-
Forfeited during the period	-	-
Outstanding at June 30, 2022	52,305	212.00

Exercisable at June 30, 2022	16,833	212.00
Unexercisable at June 30, 2022	35,472	212.00

The estimated fair value of the options outstanding in the period was calculated by applying a Black Scholes Model. The most appropriate approach is selected with reference to the share capital structure at the time of grant. The weighted average fair value of the options at the measurement date was $53.42. The expense recognized for share-based payments in respect of employee services received during the six months to June 30, 2022 is £837,406.

18

As a recently listed entity, the Company’s share price does not have sufficient historical volatility to adequately assess the fair value of the share option grants. As a result, management considered the historical volatility of other comparable publicly traded companies and, based on this analysis, concluded that a volatility of 80% was appropriate for the valuation of our share options.

The options granted under the 2021 share option scheme will typically vest over three years after the date of grant. In some cases, options granted to senior management vested immediately. As at June 30, 2022 the unvested options would, under the agreed terms, vest evenly over the remaining period in either six month or annual instalments.

Upon vesting, each option entitles the holder to purchase one ordinary share at a specified option price determined at the grant date.

The model inputs were as follows:

February 10, 2022
Exercise price in USD	$212.00
Share price in USD	100.00
Expected term	From 5 years to 6 years
Expected volatility	80%
Risk free interest rate (US treasury bond)	1.99%
Dividend yield	-

Additional right to subscribe for shares

On August 25, 2020 the Company issued Ordinary shares included an additional right to subscribe for a fixed number (15,891) of shares at £215.00 per share at a future date based on certain clinical and commercial milestones. The estimated fair value of the right to subscribe was calculated by applying a Black Scholes Model. This was deemed the most appropriate approach due to the future liquidity event being date-uncertain and could take one of many forms.

16. Related party transactions

The directors and senior executives who have the authority and responsibility for planning, directing and controlling the entity are considered to be key management personnel. Total remuneration in respect of these individuals is disclosed in the table below:

	Six months ended June 30, 2022	Six months ended June 30, 2021
	£	£
Short-term employee benefits	859,730	453,553
Share-based payments	827,913	-
	1,687,643	453,553

During the six month period ended June 30, 2022 and 2021, the Group made purchases of cell culture media from Cell Science & Technology Institute, Inc., a company in which significant shareholder NIPRO Corporation (Osaka, Japan), has a significant interest, in the amount of £17,132 and £22,718 respectively.

From March 2021, the executive directors agreed to defer a proportion of their compensation. Repayment of deferred compensation would be initiated on receipt of an agreed level of funding to support the future capital requirements of the business and settlement would be staged over twelve months. As at June 30, 2022 the balance outstanding to executive directors totaled £356,332 (December 31, 2021: £591,886).

17. Financial liabilities

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest repayments.

June 30, 2022	Carrying amounts	Total	2 months or less	2-12 months	12-24 months	More than 2 years
Financial liabilities	£	£	£	£	£	£
Trade payables	1,689,386	1,689,386	1,689,386	-	-	-
Convertible loan	1,047,109	1,047,109	1,047,109	-	-	-
Other payables	1,952,526	1,952,526	1,000,366	952,160	-	-
	4,689,021	4,689,021	3,736,861	952,160	-	-

December 31, 2021	Carrying amounts	Total	2 months or less	2-12 months	12-24 months	More than 2 years
Financial liabilities	£	£	£	£	£	£
Trade payables	1,422,393	1,422,393	1,422,393		-	-
Convertible loan	13,731,864	20,359,893	10,088,496	10,271,397
Other payables	2,681,223	2,681,223	831,029	1,850,194	-	-
	17,835,480	24,463,509	12,341,918	12,121,591	-	-

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18. Risk management

The Group is exposed to a variety of risks in the ordinary course of our business, including, but not limited to, currency risk, liquidity risk, equity price risk and credit risk, as discussed below. The Group regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. The Group only engages with banks and financial institutions with a Standard and Poor credit rating of BBB or greater.

The Group has a small number of customers as part of its collaboration agreements. To manage the credit risks around collaboration agreements the Group will assess the creditworthiness of partners as part of the engagement process.

The Group has monitoring procedures in place to identify and follow up on any overdue debts.

Credit risk from balances with banks and financial institutions is managed by the Group’s finance department in accordance with the Group’s policy to only place funds with approved counterparties with the appropriate credit rating.

The Group is exposed to no material credit risk.

Liquidity risk

Liquidity risk is the risk that necessary sources of funding for the Group’s business activities may not be available.

The Group manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

The Group is utilizing shareholder funds, collaboration agreements, grant funding and asset finance to support its working capital requirements.

All cash funds are held with a maturity of three months or less.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to no material interest rate risk.

Currency risk

The Group has transactions denominated in various currencies, with the principal currency exposure being fluctuations in U.S. Dollars and Euros against pound sterling. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s Convertible Loan Notes that are denominated in US Dollars and a limited number of supplier agreements denominated in currencies other than pound sterling. As at June 30, 2022, a 1% increase in GBPUSD exchange rate would reduce the liability for the Convertible Loan Notes by £10,367. As at June 30, 2022, a 1% decrease in GBPUSD exchange rate would increase the liability for the Convertible Loan Notes by £10,576.

20

Equity price risk

The Warrants issued by the Group at the time of the IPO contain an embedded derivative component that is accounted for at fair value at each period end. A change in the price per warrant will impact the valuation of the embedded derivative. As at June 30, 2022, a 5% increase in the price per warrant would increase the value of the embedded derivative by £131,190. As at June 30, 2022, a 5% decrease in the price per warrant would decrease the value of the embedded derivative by £124,943.

Other price risk

The Group is not exposed to material other price risks with regard to areas such as commodities or equity.

The following are the remaining contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted, and include estimated interest repayments.

19. Subsequent events

On August 9, 2022, Convertible Loan Noteholders with loan notes with a face value of $750,000 (£620,399) agreed to not exercise their right to be repaid and in consideration for this agreement received warrants over 11,678 ordinary shares. In addition, the conversion price of the loan notes was amended to be the lower of (i) the 5-day trailing VWAP of the Company’s ADS calculated as at 31 January 2023 and (ii) $25.00, subject to not being below $10.00.

On August 9, 2022, TC BioPharm (Holdings) plc issued 3,676 American Depositary Shares (“ADSs”) representing 3,676 ordinary shares and warrants to buy 7,352 ADSs on conversion of loan notes totaling $0.8 million (£0.7 million).

On November 15, 2022, TC BioPharm (Holdings) plc issued 21 Ordinary shares for a consideration of $7.565 (£6.362) per share.

On November 21, 2022, TC BioPharm (Holdings) plc completed a reverse stock split of one (1) new share for every fifty (50) existing shares effective November 21, 2022. As a result, the depositary bank, BNY Mellon effected a reverse stock split on the TC BioPharm (Holdings) plc American Depositary Receipt (“ADR”) program. Following the reverse split, a sub-division of every Ordinary share into one new Ordinary Share with a nominal value of £0.0001 and one deferred share with a nominal value of £0.4999 was enacted.

On November 24, 2022, TC BioPharm (Holdings) plc issued 3 Ordinary shares for a consideration of $6.51 (£5.41) per share.

On November 27, 2022, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain accredited investors (the “Investors”) as purchasers. Pursuant to the Purchase Agreement, the Company sold, and the Investors purchased in a private placement an aggregate of 155,000 American Depositary Shares (the “ADSs”), pre-funded warrants to purchase up to 1,315,000 ADS (the “Pre-Funded Warrants”), series A purchase warrants to purchase up to 1,470,000 ADSs (the “Series A Ordinary Warrants”) and series B purchase warrants to purchase up to 1,470,000 ADSs (the “Series B Ordinary Warrants” and together with the Series A Ordinary Warrants, the “Ordinary Warrants”) for aggregate gross proceeds of $7,350,000 (£6,073,376), excluding any proceeds that may be received upon exercise of the Ordinary Warrants. The purchase price for each ADS and associated Ordinary Warrants is $5.00 and the purchase price per each Pre-Funded Warrant and associated Ordinary Warrants is $4.999.

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